The securities to which this Agreement relate have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, and such securities may not be offered or resold in the United States of America or to U.S. Persons (as defined herein) without registration under such Act and applicable state securities laws, unless an exemption from registration is available.

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT
(Units (common shares & common share purchase warrants) – International Investors only)

To:        GENCO RESOURCES LTD. (the “Company”)

Re:        Purchase of securities of the Company

Details of Subscription: The undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Company, on the terms and conditions set forth herein and in the attached schedules, that number of units of the Company (“Units”) set out below at a price of CAD($) 0.35 per Unit. Each Unit shall consist of one common share of the Company (a “Share”) and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant shall entitle the Subscriber to purchase one Share for a period of two years at a price of CAD($) 0.45 per Share.

The Units subscribed for in this Agreement form part of a larger private placement (the “Private Placement”) of an aggregate of up to 7,143,000 Units for proceeds of up to CAD($) 2,500,050. The Company, in its sole discretion, may increase or decrease the number of Units sold in the Private Placement.

Number to be purchased:	__________________________________________________Units

Total Subscription Amount:	CAD($) _______________________________________________
(CAD($) 0.35 per Unit)	Minimum subscription is CAD($) 10,000

Name of Subscriber:

Address:
(Street Address)

(City)

(Province / State) (Postal / Zip Code)

(Country)

(Telephone Number)

(e-mail Address)

Other Shares owned:
(If none, insert a zero. This information is required by or for the Exchange)

GGC 2009 $0.35 Unit PP

Is the Subscriber a Portfolio Manager? Yes ________ No ________  If ‘Yes’, where does Subscriber carry on business: ______________________________

Complete the following, if the Subscriber is purchasing as an agent

The Subscriber is purchasing the Units as an agent (and not for its own account or one or more accounts that are ‘fully managed’ by it) but is purchasing them on behalf of certain principals for which it is acting as agent and each such principal is described below (attach additional page(s) as necessary):

Name:		Name:

Address:		Address:
	(Street Address)		(Street Address)

	(City)		(City)

	(Province / State) (Postal / Zip Code)		(Province / State) (Postal / Zip Code)

	(Country)		(Country)

Complete the following registration and delivery instructions, if applicable
Registration Instructions:		Delivery Instructions:
If the certificate(s) representing the securities are to be registered in other than the name of the Subscriber.		If the certificate(s) representing the securities are to be delivered to someone other than the Subscriber.

Name:		Name:

Attn:

Phone:

Address:		Address:
	(Street Address)		(Street Address)

	(City)		(City)

	(Province / State) (Postal / Zip Code)		(Province / State) (Postal / Zip Code)

	(Country)		(Country)

GGC 2009 $0.35 Unit PP

IN WITNESS WHEREOF the Subscriber has executed, or caused its duly authorized representative to execute, this Agreement the __________ day of ___________________________, 2009

Sign here if Subscriber is an individual:	Sign here if Subscriber is not an individual:

Name of Subscriber (if not an individual)
Signature of Subscriber
Per:

Signature of authorized representative
Name of Subscriber

Name & Title of Authorized Representative

The Subscriber must also complete and sign Schedule I (Accredited Investor Confirmation – non-Canadian Portfolio Managers), if the Subscriber is a non-Canadian portfolio manager subscribing for less than CAD($) 150,000.

A signed copy of this Agreement (including the applicable schedules with the applicable sections initialled) together with payment of the ‘Total Subscription Amount’ set out on the first page by money order, certified cheque, bank draft or wire transfer (wire transfer instructions are set out on Schedule II) payable to ‘Northwest Law Group, in trust’ must be delivered to the Company’s legal counsel at the following address:

NORTHWEST LAW GROUP
Barristers & Solicitors
Suite 950, Scotia Tower
650 West Georgia Street
Vancouver, British Columbia V6B 4N8
Canada

Attention: Michael F. Provenzano

e-mail: mfprovenzano@telus.net
fax: (+1) 604-687-6650

_________	Northwest Law Group is hereby irrevocably authorized to release such funds, together with accrued interest, if any, to the Company upon the Closing (as defined herein) of the Private Placement.
(initial)

GGC 2009 $0.35 Unit PP

ACCEPTANCE

The foregoing is accepted and agreed to as of the ____ day of _____________________, 2009

GENCO RESOURCES LTD.

Per:   ______________________________________
         Authorized Signatory

GGC 2009 $0.35 Unit PP

SCHEDULE I

ACCREDITED INVESTOR CONFIRMATION – non-Canadian Portfolio Managers

(For a Subscriber that is a non-Canadian portfolio manager,
and subscribing for less than CAD($)150,000)

The Subscriber represents and warrants for itself or, if applicable, on behalf of the principal on whose behalf the Subscriber is purchasing as its agent, to the Company that the Subscriber has read the following definition of an “accredited investor” from National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”) of the Canadian Securities Administrators and certifies that the Subscriber (or such principal) is an accredited investor by virtue of falling into one or more of the categories below as indicated by the Subscriber’s initials beside each such category:

_________	(a)	a Canadian financial institution or a Schedule III bank;
(initial)

_________	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
(initial)

_________	(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(initial)

_________	(d)

a person registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a person registered solely as a limited market dealer registered under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

(initial)

_________	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person referred to in paragraph (d);
(initial)

_________	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the government of Canada or a jurisdiction of Canada;
(initial)

_________	(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

(initial)

_________	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
(initial)

_________	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
(initial)

_________	(j)

an individual who, either alone or jointly with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD($) 1,000,000;

(initial)

GGC 2009 $0.35 Unit PP

_________	(k)

an individual whose net income before taxes exceeded CAD($) 200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD($) 300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(initial)

_________	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD($) 5,000,000;
(initial)

_________	(m)	a person, other than an individual or investment fund, that has net assets of at least CAD($) 5,000,000 as shown on its most recently prepared financial statements;
(initial)

_________	(n)	an investment fund that distributes or has distributed its securities only to persons that
(initial)

(i)	are or were accredited investors at the time of the distribution,

(ii)

acquire or have acquired as principal securities of a single issuer for a purchase price of not less than CAD($)150,000 paid in cash at the time of purchase, or in the circumstances referred to in section 2.19 Additional Investment in Investment Funds of NI 45-106, or

(iii)	a person described in (i) or (ii) that acquires or acquired securities under section 2.18 Investment Fund Reinvestment of NI 45-106;

_________	(o)

an investment fund that distributes or has distributed its securities under a prospectus in a jurisdiction in Canada for which the regulator, or in Québec, the securities regulatory authority, has issued a receipt;

(initial)

_________	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(initial)

_________	(q)

a person acting on behalf of a fully managed account managed by that person if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and in Ontario, is purchasing a security that is not a security of an investment fund;

(initial)

_________	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

(initial)

_________	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) and paragraph (i) in form and function;
(initial)

GGC 2009 $0.35 Unit PP

_________	(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

(initial)

_________	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or
(initial)

_________	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as
(initial)

(i)	an accredited investor; or

(ii)	an exempt purchaser in Alberta or British Columbia.

For the purposes of the foregoing terms in bold, the following definitions apply:

“bank” means a bank named in Schedule I or II of the Bank Act (Canada).

“Canadian financial institution” means

(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(b)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada.

“control person” means any person that holds or is one of a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, that holds

(a)	a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or

(b)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer.

“director” means

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company.

“eligibility adviser” means

GGC 2009 $0.35 Unit PP

(a)

a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(b)

in Saskatchewan or Manitoba, also means a lawyer who is a practising member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

	(i)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(ii)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months.

“executive officer” means, for an issuer, an individual who is

(a)	a chair, vice-chair or president,

(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production,

(c)	an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or

(d)	performing a policy-making function in respect of the issuer;

“financial assets” means

(a)	cash,

(b)	securities, or

(c)	a contract of insurance, deposit or an evidence of a deposit that is not a security for the purposes of securities legislation.

“founder” means, in respect of an issuer, a person who,

(a)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(b)	at the time of the trade is actively involved in the business of the issuer;

“fully managed account” means an account for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction.

GGC 2009 $0.35 Unit PP

“investment fund” means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an Employee Venture Capital Corporation and a Venture Capital Corporation;

“non-redeemable investment fund” means an issuer:

(a)	whose primary purpose is to invest money provided by its securityholders;

(b)	that does not invest for the purpose of

(i) exercising or seeking to exercise effective control of an issuer other than an issuer which is a mutual fund or a non-redeemable investment fund, or

(ii) being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(c)	that is not a mutual fund.

“person” includes

(a)	an individual,

(b)	a corporation,

(c)	a partnership, trust, fund, and an association, syndicate, or other organized group of persons, whether incorporated or not, and

(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative.

“related liabilities” means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets.

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

“spouse” means an individual who

(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta).

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

GGC 2009 $0.35 Unit PP

In NI 45-106

(a)	an issuer is considered to be an “affiliate” of another issuer if one of them is the subsidiary of the other, or each of them is controlled by the same person.

(b)	a person (the “first person”) is considered to “control” another person (the “second person”) if

(i)

the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

	(ii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

	(iii)	the second person is a limited partnership and the general partner of the limited partnership is the first person.

The foregoing representations and warranties are true an accurate as of the date of this certificate and will be true and accurate as of Closing (as defined herein). If any such representations and warranties shall not be true and accurate prior to Closing, the Subscriber shall give immediate written notice of such fact to the Company.

DATED at ________________________________on ________________________________, 2009

Name of Subscriber - please print

Authorized Signature

Official Capacity - please print

Please print name of individual whose signature appears above, if different from name of Subscriber printed above

GGC 2009 $0.35 Unit PP

SCHEDULE II

WIRE TRANSFER INSTRUCTIONS

NORTHWEST LAW GROUP – TRUST ACCOUNT

WIRE TRANSFER INSTRUCTIONS – CANADIAN DOLLARS

SWIFT - CAD

Pay	BNDCCAMMINT
National Bank of Canada / Banque Nationale du Canada
(International Division)
Montreal, Quebec, Canada

(BBK) Beneficiary Bank	//cc 0006 14021
National Bank of Canada
National Bank Tower
555 Burrard Street
Vancouver, BC V7X 1M7 Canada

(BNF) Beneficiary	/0280329
Northwest Law Group
CAD Trust
Account # 02-803-29

(OBI) Originator	[As Necessary]
To Beneficiary Information

Details of Charges	BEN

Sender to Receiver	:/phoneben/6046875792
Information	//Accounting

SWIFT Information:	National Bank of Canada	Montreal	BNDC CAMM INT
	National Bank of Canada	Vancouver	BNDC CAMM VCR
Swift MT103

GGC 2009 $0.35 Unit PP

SCHEDULE III

TERMS & CONDITIONS

1.         Description of Securities

The securities subscribed for hereunder are units (“Units”), each Unit consisting of one common share of the Company (a “Share” and, collectively, the “Shares”) and one non-transferable common share purchase warrant (a “Warrant” and, collectively, the “Warrants”). Each Warrant shall entitle the Subscriber to purchase one common share of the Company (a “Warrant Share” and, collectively, the “Warrant Shares”), as presently constituted, during the period, on the terms and for the price described on the first page of this Agreement. The Shares and Warrant Shares are part of the class of shares of the Company listed for trading on the Toronto Stock Exchange (the “Exchange”). The Warrants are not, and will not be, listed on the Exchange. The foregoing description of the Warrants is a summary only and is subject to the detailed provisions of the certificates representing the Warrants. The Units, Shares, Warrants and Warrant Shares are herein collectively referred to as the “Securities”.

The Securities will be subject to a restricted resale (hold) period imposed by National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators (the “Resale Instrument”) during which they may be resold only in compliance with the Resale Instrument. Such restricted resale period will expire at 11:59 p.m. on the four month anniversary of the Closing Date (as defined in paragraph 4). The Subscriber is advised to consult their own legal adviser in connection with any applicable resale restrictions.

2.         Payment of Subscription Amount

The Total Subscription Amount set out on the first page of this Agreement is hereby paid, or will be paid on or before the Closing Date, to the Company. Such aggregate Subscription Amount shall be allocated to the Shares and Warrants on the basis of CAD($) 1.00 to all of the Warrants and the balance to the Shares.

3.         Other Documents Required

The Subscriber must complete, sign and deliver to the Company’s legal counsel, as soon as possible after being requested therefor and within any applicable time limits, such further documents, questionnaires, notices and undertakings as may be required by regulatory authorities, stock exchanges and applicable law and will assist the Company with the preparation and filing thereof.

4.         Partial Acceptance or Rejection of Subscription

The Company may accept or reject, in its absolute discretion, the Subscriber's subscription for Units as set forth in this Agreement, in whole or in part, and reserves the right to allot to the Subscriber less than the amount of Units subscribed for under this Agreement. If such subscription is:

(a)

rejected in whole, any funds, certified cheque, money order, bank draft or other forms of payment delivered by the Subscriber to the Company on account of the Subscription Amount for the Units subscribed for will be promptly returned to the Subscriber without interest; or

(b)

accepted only in part, payment representing the amount by which the payment delivered by the Subscriber to the Company exceeds the Subscription Amount for the number of Units sold to the Subscriber pursuant to a partial acceptance of such subscription will be promptly delivered to the Subscriber without interest.

GGC 2009 $0.35 Unit PP

5.         Closing

Delivery of and payment for the Units (the “Closing”) will be completed at the offices of the Company’s legal counsel set out at the beginning of this Agreement at 10:00 a.m. (Vancouver time) on the third business day (the “Closing Date”) after the later of that day on which the Exchange has given its approval to the Private Placement and the Company has received sufficient subscriptions to complete the first, and each subsequent, tranche of the Private Placement (each day on which a closing of a tranche occurs being a “Closing Date”).

On the Closing Date, certificates representing the Shares and Warrants comprising the Units will be sent to the Subscriber against payment to the Company of the total Subscription Amount in Canadian funds for the Units. The Subscriber hereby irrevocably directs the Company’s legal counsel to release to the Company from trust and the Company to release from escrow, as applicable, upon the completion of the Closing, any of the Subscription Amount and interest thereon held by either of them.

6.         Acknowledgements of Subscriber

The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each principal for which it is acting as an agent) that:

(a)	this subscription is subject to rejection or reduction by the Company, in whole or in part, at any time prior to the Closing;

(b)

the Units are being offered for sale only on a ‘private placement’ basis and the Company has advised the Subscriber that the Company is relying on exemptions (and such sales are conditional upon the existence of such exemptions or the receipt of such orders, consents and approvals as are necessary to make such sales exempt) from the requirements to provide the Subscriber with a prospectus or offering memorandum and to sell securities through a person registered to sell securities under applicable Canadian securities legislation (together with the respective regulations, rules, policies, instruments and orders thereunder, the “Canadian Securities Legislation”) and similar legislation, regulations, rules, policies, instruments and orders outside of Canada and, as a consequence of acquiring securities pursuant to these exemptions

	(i)	certain protections, rights and remedies provided by such securities legislation, including statutory rights of rescission or damages, will not be available to the Subscriber,

	(ii)	information that would otherwise be provided to the Subscriber under such securities legislation will not be provided to it, and

	(iii)	the Company is relieved from various obligations under such securities legislation that would otherwise apply to it;

(c)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

GGC 2009 $0.35 Unit PP

(d)	there is no government or other insurance covering the Securities;

(e)	there are risks associated with the purchase of the Securities;

(f)	there are restrictions on the Subscriber’s ability to resell the Securities and

(i) it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities,

(ii) it may not be possible to liquidate the Subscriber’s investment readily in case of any emergency, and

(iii)

pursuant to the Resale Instrument and any applicable policy of the Exchange, the Securities will be subject to restrictions on transfer for a period of four months from the Closing Date and legend(s) will be placed upon the certificates representing the Securities to that effect;

(g)

the certificates representing any of the Shares and Warrant Shares (and all certificates issued in exchange therefor or in substitution thereof) shall bear, upon the issuance thereof, and until such time as the same is no longer required under applicable Securities Legislation, the following legend(s):

NI 45-102 Legend
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE •. [Date will be the first day after the four month anniversary of Closing]

TSX Legend
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”), HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

(h)

there may be material tax consequences to the Subscriber of an acquisition, disposition or exercise of any of the Securities, the Company is not giving any opinion nor making any representation with respect to the tax consequences to the Subscriber thereof, the Subscriber is solely responsible for obtaining such legal, tax and other advice as is appropriate in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereunder and the Company’s legal counsel, Northwest Law Group, is acting solely for the Company in connection with the Private Placement and the Subscriber may not rely upon such counsel in connection with the Private Placement;

(i)

the Company has not provided any offering memorandum, prospectus, disclosure statement or registration statement to the Subscriber but the Subscriber is aware that information filed by the Company with the various Canadian securities commissions is available on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and the Exchange’s website (collectively, the “Public Record”), including the Company’s most recent audited annual and unaudited interim financial statements (collectively the “Financial Statements”);

GGC 2009 $0.35 Unit PP

(j)

neither the Company nor any other person has made any oral or written representation that any person will re-sell or re-purchase the Units, or refund any of the purchase price of the Units, or that the Company’s shares will be listed on any exchange or quoted on any quotation and trade reporting system, and neither the Company nor any other person has given any undertaking to the Subscriber relating to the future value or price of the Securities;

(k)

although a finder (a “Finder”) might have introduced the Subscriber to the Company and the Finder and its directors, officers, employees, agents and representatives may hold ownership positions in the Company’s securities, neither the Finder nor any of its directors, officers, employees, agents and representatives have

(i)

any responsibility or liability of any nature whatsoever for the accuracy or adequacy of the information contained in this Agreement, the Public Record or any other publicly available information concerning the Company or as to whether all information concerning the Company required to be disclosed by it has generally been disclosed, or

	(ii)	engaged in any independent investigation or verification with respect to this subscription or any such information, and they are released from any claims that may arise in respect of this Agreement, except those arising from their wilful act or negligence;

(l)

the Company is entitled to rely on the statements and answers of the Subscriber contained in this Agreement and in the Schedules to this Agreement and the Subscriber will hold the Company and any Finder harmless from any loss or damage they may suffer as a result of the Subscriber’s failure to correctly complete this Agreement and such Schedules;

(m)

this Agreement is not enforceable by the Subscriber unless it has been accepted by the Company, it has been entered into by the Subscriber for valuable consideration and may not be revoked or withdrawn by the Subscriber and it is not assignable by the Subscriber without the written consent of the Company which consent may be unreasonably withheld;

(n)

the Company may complete additional financings in the future in order to develop its current or proposed business, there is no assurance that such financings will be available or, if available, that they will be on reasonable terms, any such future financings may have a dilutive effect on current security holders, including the Subscriber, and if such future financings are not available, the Company may be unable to fund its ongoing development which could result in the failure of its business;

GGC 2009 $0.35 Unit PP

(o)

pending the approval of the Private Placement by all securities regulatory authorities having jurisdiction and the Closing, the Subscription Funds shall be held in trust by the Company’s legal counsel, Northwest Law Group, and any interest earned thereon shall be for the account of the Company regardless of whether the Private Placement is approved by such regulatory authorities. Should such regulatory authorities not approve the Private Placement, the Subscription Funds shall be repaid to the Subscriber without interest or deduction;

(p)	there are not any minimum gross proceeds that must be received by the Company before it may elect to carry out the Closing and the Subscriber could be the only purchaser of Units under the Placement;

(q)

the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or under any state securities or ‘blue sky’ laws, and the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities; and

(r)

the Securities will be ‘restricted securities’ under the 1933 Act since they are being acquired from the Company in a transaction not involving a public offering and, therefore, cannot be offered or sold in the United States of America without registration under the 1933 Act and the securities laws of all applicable states of the United States of America, unless an exemption from registration is available.

7.         Representations, Warranties and Covenants of the Subscriber

The Subscriber hereby represents and warrants to, and covenants with, the Company(on its own behalf and, if applicable, on behalf of each principal for which it is acting as an agent), which representations, warranties and covenants shall survive Closing, that:

(a)	if the Subscriber is purchasing the Units as principal for its own account, it is

All Subscribers

(i) purchasing such securities for investment only and not for the benefit of any other person or for resale, distribution or other disposition of the Securities, and

-or-

United Kingdom Subscribers

(ii)	resident in the United Kingdom,

(iii)	a member of one of the categories of applicable English law in respect of which stamp duty or stamp duty reserve tax is not payable,

(iv)

not subscribing for the Units as nominee or agent of, and is not itself, a person who is or may be liable to notify and account for stamp duty or stamp duty reserve tax at any of the increased rates referred to in sections 67 to 72 inclusive and sections 93 to 97A inclusive of the Finance Act 1986 (Depositary Receipts and Clearance Services) and, in the event of any breach of this representation and warranty, neither the Company nor any Finder will have any liability to the Subscriber or other persons in respect of such duty or tax,

GGC 2009 $0.35 Unit PP

(v)

of the kind of investor described in section 86(7) of the Financial Services and Markets Act 2000 (the “FSMA”) and falls within one or more of the categories of investors set out in Article 19 (Investment Professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or are a person otherwise lawfully authorized to receive such financial promotions,

(vi)	purchasing the Units for investment only and will not make any offer to the public thereof as described in Schedule 11 to the FSMA,

(vii)

aware any Finder is not acting for the Subscriber and it does not expect the Finder to have any duties or responsibilities towards Subscriber for providing the protections afforded to customers or clients under the Conduct of Business Sourcebook of the Financial Services Authority (“FSA”) or advising the Subscriber with regard to the Private Placement, and the Subscriber is not, and will not be, a customer or client of the Finder as defined by the FSA Conduct of Business Sourcebook and the Finder will not treat any payment by the Subscriber pursuant to this Agreement as client money governed by the FSA Conduct of Business Sourcebook, and

(viii)

aware of its obligations under the Criminal Justice Act 1993 and, in connection with money laundering, under the Money Laundering Regulations 2003, the Proceeds of Crime Act 2003 and the Money Laundering Sourcebook of the Rules of the FSA (collectively, the “Regulations”) and it has identified its clients in accordance with the Regulations and complied with its obligations pursuant to the Regulations,

-or-

Other Subscribers

(ix)	resident in a jurisdiction other than Canada, the United States of America or the United Kingdom, as set out on the first page of this Agreement;

(b)

if it is not purchasing the Units for its own account but for one or more accounts that permit the Subscriber to purchase securities on behalf of such accounts in the Subscriber’s sole discretion without reference to, or specific instructions regarding such investment from, the holders of such accounts (commonly called ‘fully managed’ accounts), the Subscriber is duly authorized to enter into this Agreement and complete the transactions contemplated hereby and is

(i)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or comparable legislation in a province or territory of Canada or a foreign jurisdiction and the Subscriber is purchasing such securities as an agent or trustee for accounts that are fully managed by it, or

GGC 2009 $0.35 Unit PP

(ii)

an adviser managing the investment portfolios of clients through discretionary authority granted by one or more clients, and is (1) registered as such an adviser under the Canadian Securities Legislation or is exempt from such registration, or (2) located in a jurisdiction other than Canada and, in either (1) or (2), is purchasing securities as an agent for accounts that are fully managed by it, and

(iii)

resident outside of Canada and purchasing such securities in accordance with the laws of its jurisdiction of residence and, if that jurisdiction is the United Kingdom, it satisfies and makes the representations and warranties set out in paragraph (a) under the heading ‘United Kingdom Subscribers’ or the account holders are persons of the kind described in described in section 86(7) of the FSMA;

(c)

if it is not purchasing the Units for its own account or one or more accounts that are ‘fully managed’ by it but is purchasing them on behalf of certain principals for which it is acting as agent, the Subscriber is duly authorized to enter into this Agreement and complete the transactions contemplated hereby and each such principal

	(i)	is disclosed in the appropriate section at the beginning of this Agreement,

	(ii)	is purchasing as principal for its own account as an investment and not for the benefit of any other person or with a view to the resale, distribution or other disposition of the Securities, and

	(iii)	satisfies the conditions and makes the representations and warranties set out in paragraph (a), as applicable,

and the Subscriber acknowledges that the Company is required by law to disclose to certain regulatory authorities the identity of each such principal for whom it is acting and consents to such disclosure;

(d)	if the Subscriber is a portfolio manager, it has completed, signed and delivered to the Company a Schedule I (Accredited Investor Confirmation – non-Canadian Portfolio Managers;

(e)

the Subscriber is not a U.S. Person or a person in the United States of America and is not acquiring the Units for the account or benefit of a U.S. Person or a person in the United States of America and, for the purposes hereof, a ‘U.S. Person’ includes any person who is

	(i)	a natural person resident in the United States of America,

	(ii)	a partnership or corporation organized or incorporated under the laws of the United States of America,

	(iii)	an estate of which any executor or administrator is a U.S. Person,

	(iv)	a trust of which any trustee is a U.S. Person,

GGC 2009 $0.35 Unit PP

(v)	an agency or branch of a foreign entity located in the United States of America,

(vi)	a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit of a U.S. Person,

(vii)

a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America, and

(viii)	a partnership or corporation if

(A)	organized or incorporated under the laws of any foreign jurisdiction, and

(B)

formed by a U.S. Person principally for the purpose of investing in securities not registered under the United States Securities Act of 1933, unless it is organized or incorporated, and owned, by ‘Accredited Investors’ (as defined in Rule 501(a) of such Act) who are not natural persons, estates or trusts;

(f)

the Subscriber is not acquiring the Units as a result of knowledge of any material fact or information about the affairs of the Company that is not generally known to the public except knowledge of this particular transaction;

(g)

its decision to execute this Agreement and acquire the Units has not been based on any oral or written representation (other than those contained in this Agreement) made by or on behalf of the Company or the Finder but was based entirely upon the Subscriber’s review of information contained in the Public Record and the Subscriber’s knowledge of the Company’s affairs;

(h)	it has had the opportunity to

	(i)	access and review the Public Record, and

(ii)

ask questions of, and receive answers from, the Company and its advisors regarding the Company and its business and financial condition and, as a result of the foregoing, including the previous sub-paragraph, the Subscriber believes that it has received all the information which it considers necessary for deciding whether to invest in the Units;

(i)

pursuant to the Resale Instrument and the policies of the Exchange, the Subscriber will not transfer the Securities for a period of four months from the Closing Date except in compliance with the Resale Instrument and the policies of the Exchange and will comply with such notice and other requirements under applicable securities legislation upon disposition;

(j)

neither the Subscriber nor any party on whose behalf it is acting has been created, established, formed or incorporated solely, or is used primarily, to acquire securities or to permit the purchase of the Units without a prospectus in reliance on an exemption from the prospectus requirements of applicable securities legislation;

GGC 2009 $0.35 Unit PP

(k)	the Subscriber and any beneficial purchaser for whom it is acting are resident in the jurisdiction set out on the first two pages of this Agreement;

(l)

the entering into of this Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound;

(m)

the Subscriber has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if the Subscriber is a corporation, it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution of this Agreement on behalf of the Subscriber;

(n)	the Subscriber has duly executed and delivered this Agreement and it constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber;

(o)

no authorization, consent, order, approval or notice of any federal, provincial, state, territorial, municipal or foreign regulatory body or official must be obtained or given, and no waiting period must expire, before this Agreement and the transactions contemplated herein can be consummated by the Subscriber;

(p)	this subscription has not been induced by any representations or warranties by any person whatsoever with regard to the present or future value of the Securities;

(q)

it consents to the Company giving instructions to its transfer agent to make a note in the transfer agent’s records and place restrictive legends on the certificates representing the Securities in order to implement the restrictions on transfer set forth in this Agreement;

(r)	none of the funds the Subscriber is using to purchase the Units

(i)

have been or will be derived from or related to any activity that is prohibited by, or deemed criminal under, the laws of the jurisdiction in which the Subscriber is resident or, to the best of its knowledge, any other jurisdiction, or

(ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and

(s)

the Subscriber is an experienced investor in speculative securities of corporations in the development stage and is able to fend for itself, can and will bear the economic risk of its investment, understands the characteristics of the Securities and has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of the investment in the Units.

The foregoing representations, warranties and covenants are made by the Subscriber with the intent that they be relied upon by the Company in determining the Subscriber’s suitability as a purchaser of the Units and are true and correct as of the date of this Agreement and the Closing Date. The Subscriber hereby agrees to indemnify the Company and any Finder and their respective directors, officers, employees, advisors, affiliates, shareholders, partners and agents from and against all losses, claims, costs, expenses and damages or liabilities whatsoever including, but not limited to, any fees, costs and expenses reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim arising out of or based upon a breach of any such representations, warranties and covenants which they may suffer or incur as a result thereof. The Subscriber will immediately notify the Company of any change in any representation, warranty or other information relating to the Subscriber set forth herein which occurs before the Closing Date.

GGC 2009 $0.35 Unit PP

7.         Representations, Warranties and Covenants of the Company

The Company represents and warrants to, and covenants with, the Subscriber (which representations, warranties and covenants shall survive Closing) that:

(a)

the Company and its subsidiaries, if any, are valid and subsisting corporations duly incorporated, continued or amalgamated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated with respect to all acts necessary to maintain their corporate existence;

(b)

the Company and its subsidiaries, if any, are duly registered or licensed to carry on business in the jurisdictions in which they are required to be so registered or licensed to carry on business or own property or assets and are carrying on their business and own their property and assets, in all material aspects, in accordance with all applicable laws, regulations and other requirements, including environmental laws, regulations and requirements, and has not received any notice of a breach thereof which would have a material adverse effect on the Company, its subsidiaries or their business (taken as a whole) except where it is in good faith attempting to remedy such breach or contesting such notice;

(c)

neither the Company nor any of its subsidiaries, if any, is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and, as at the date hereof, no such actions, suits or proceedings have been threatened or, to the best of the Company’s knowledge, are pending, except as disclosed in the Public Record;

(d)

the Company is the beneficial owner of the properties, business and assets or the interests in the properties, business and assets disclosed in the Public Record, all agreements by which the Company holds an interest in a property, business or asset are in good standing according to their terms except as disclosed in the Public Record or where any such default would not have a material adverse effect on such properties, business and assets, and there has not been any breach of the applicable laws of the jurisdictions in which such properties, business and assets are situated which would have a material adverse effect on such properties, business and assets;

(e)

the Public Record and the representations contained in this Agreement are accurate in all material respects and omit no fact, the omission of which would make such representation misleading in light of the circumstances in which such representation was made;

GGC 2009 $0.35 Unit PP

(f)

the Financial Statements accurately reflect the financial position of the Company as at the date thereof and have been properly prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP);

(g)

no adverse material changes in the financial position of the Company have taken place since the date of the latest balance sheet contained in the Financial Statements, except as has been publicly disclosed;

(h)

the Company has properly prepared and filed all tax returns and all taxes payable have been paid except where the Company is contesting in good faith any re-assessments of its taxes payable thereunder;

(i)

except as disclosed in the Public Record and for options granted in the ordinary course under the Company’s stock option plan, there are no outstanding options, warrants or other securities exercisable to purchase or convertible or exchangeable into common shares of the Company;

(j)

the Company has complied and will comply with all applicable corporate and securities laws and regulations in connection with the offer and sale of the Units and issuance of the Shares and Warrants comprising the Units;

(k)

the offer and sale of the Units and issuance of the Shares and Warrants comprising the Units, and the delivery of the certificates representing them, by the Company does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Company is a party;

(l)	the Company’s authorized common share capital consists of an unlimited number of shares without par value;

(m)

this Agreement has been duly authorized by all necessary corporate action on the part of the Company and, subject to acceptance by the Company, constitutes a valid obligation of the Company legally binding upon it and enforceable in accordance with its terms;

(n)

the sale and issuance of the Shares and Warrants, and the delivery of the certificates representing them, and the issuance of the Warrant Shares, will have been approved by all requisite corporate action on or before the Closing Date and, upon issue and delivery at the Closing, the Shares will be validly issued as fully paid and non-assessable and the Warrants will be validly issued and the certificates representing the Shares and Warrants will be validly delivered;

(o)

no order ceasing or suspending trading in the Securities nor prohibiting sale of the Securities has been issued to and is outstanding against the Company or its directors, officers or promoters and to the best of the Company’s knowledge no investigations or proceedings for such purposes are pending or threatened;

(p)

the Company is a reporting issuer under Canadian Securities Legislation in British Columbia, Alberta and Ontario, its common shares are listed for trading on the Exchange and the Company is not in default in any material respect of any requirement of such Canadian Securities Legislation or the Exchange; and

GGC 2009 $0.35 Unit PP

(q)

there shall not be any consents, approvals, authorizations, orders or agreements of any stock exchanges, securities commissions or similar authorities in Canada, governmental agencies or regulators, courts or any other persons which may be required for the issuance of the Securities and the delivery of certificates representing the Securities to the Subscriber, not obtained and not in effect on the date of delivery of such certificates.

8.         Costs

The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the acquisition of the Securities shall be borne by the Subscriber.

9.         Fee to Finder

The Subscriber understands that any Finder will receive a 6% fee from the Company at the Closing payable in cash and that number of Warrants equal to 10% of the number of Units sold to investors introduced to the Company by the Finder.

10.       Governing Law

This Agreement is governed by the laws of the province of British Columbia and the federal laws of Canada applicable herein. The Subscriber, in its personal or corporate capacity and, if applicable, on behalf of each beneficial purchaser for whom it is acting, irrevocably attorn to the jurisdiction of the courts of the province of British Columbia.

11.       Personal Information

The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is subscribing) acknowledges and consents to the Company:

(a)	collecting the Subscriber’s (and that of any person for whose benefit the Subscriber is subscribing) personal information for the purposes of completing the Subscriber’s subscription;

(b)	retaining the personal information for as long as permitted or required by applicable law or business practices; and

(c)

providing to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC), or to give effect to this Agreement any personal information provided by the Subscriber.

The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgments set out in this paragraph on behalf of all persons for whose benefit the Subscriber is subscribing.

GGC 2009 $0.35 Unit PP

12.       Survival

This Agreement including, without limitation, the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties for a period of one year after the Closing Date notwithstanding the completion of the purchase of the Units by the Subscriber and any subsequent disposition by the Subscriber of the Securities.

13.       Assignment

This Agreement is not transferable or assignable.

14.       Execution & Delivery

The Company shall be entitled to rely on delivery by facsimile machine of an executed copy of this Agreement and acceptance by the Company of such facsimile copy shall be equally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof.

15.       Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

16.       Entire Agreement

Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties with respect to the sale of the Units and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute or common law, by the Company, the Subscriber, or any third party.

17.       Amendments & Waivers

No amendment or waiver of the provisions of this Agreement shall be effective unless in writing and signed by all of the parties hereto.

18.       Notice

Unless otherwise provided herein, any notice or other communication to a party under this Agreement may be made, given or served by registered mail, postage pre-paid, by telecopier or by delivery to the parties at the addresses as set out in this Agreement. Any notice or other communication:

(a)	mailed shall be deemed to have been received on the fifth business day following its mailing;

(b)	telecopied shall be deemed to have been received on the business day following the date of transmission; and

(c)	delivered shall be deemed to have been received on the date of delivery.

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In the event of a postal strike or delay affecting mail delivery, the date of receipt of any notice by mail is deemed to be extended by the length of such strike or delay. Each party may change its address for service at any time by providing notice in writing of such change to the other party.

19.       Securities Regulatory Approval

This Agreement shall be subject to the approval of all securities regulatory authorities having jurisdiction.

GGC 2009 $0.35 Unit PP